UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: **3235-0123**
Expires: **Nov. 30, 2026**
Estimated average burden hours per response: 12

SEC FILE NUMBER
8 - 67776

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XML Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6901 Rockledge Drive, Suite 730
(No. and Street)

Bethesda	MD	20817
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer L. Szaro	703-827-2300	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

225 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

10/14/2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Robert Kantor_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____XML Securities LLC_____, as of _____December 31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____CEO_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

XML Securities, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2025
and Report of Independent Registered Public Accounting Firm

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**



WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of XML Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XML Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2026

255 STATE STREET, BOSTON, MA 02109
P: 617.439.9700

XML Securities, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	565,599
Commissions receivable		73,968
Deposit with clearing broker-dealer		100,000
Prepaid expenses and other assets		66,532
Total assets	$	806,099

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	24,469
Due to affiliates		244,499
Deferred credits from clearing broker-dealer		108,348
Total liabilities		377,316
Member's equity		428,783
Total liabilities and member's equity	$	806,099

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of business

XML Securities, LLC (the Company) (formerly known as Lara, May & Associates, LLC) is a wholly owned subsidiary of Focus Operating, LLC (the Member), which is a wholly-owned subsidiary of Focus Financial Partners, LLC (Focus). Focus is an indirect wholly owned subsidiary of Ferdinand FFP Ultimate Holdings, LP, an entity that is affiliated with Clayton, Dubilier & Rice, LLC. Focus and its affiliates are referred to herein as the affiliate.

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC). As a limited liability company, the Member's liability is limited to its equity contributions. The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Significant accounting policies

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has no cash equivalents at December 31, 2025. At December 31, 2025, the Company had cash on deposit totaling $295,588 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

2. Significant accounting policies (continued)

Credit losses:

The Company evaluates certain financial assets for credit losses pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company individually evaluates accounts receivable for uncollectability once it becomes past due and would record a reserve if required. Management does not believe that an allowance is required as of December 31, 2025.

Revenue from contracts with customers:

The Company recognizes revenue in accordance with FASB ASC 606, "Revenue from Contracts with Customers" ("ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of current contract terms. Performance obligations could, however, change from time to time if and when the Company's existing contracts are modified, or the Company enters into new contracts. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations. Revenue from contracts with customers include the following:

> Trading activities:
> The Company buys and sells securities on behalf of its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully-disclosed basis. The Company charges a commission for certain buy or sell transactions entered into by a customer. Commissions and related clearing expenses are recorded at a point in time on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commission revenues are paid to the Company on settlement date; therefore, a receivable is recognized as of the trade date.

2. Significant accounting policies (continued)

Mutual fund and 12b-1 fees, and insurance:
The Company has entered into contracts with mutual funds or their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual fund shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of the share price, the price of the investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

Under contracts entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. To earn these fees, the Company performs services such as responding to phone inquiries, maintaining records, and providing information to distributors and shareholders. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate. Certain 12b-1 fees are paid to the Company in arrears; therefore, a receivable is recognized for the amount received subsequent to the period to which such fees relate.

Private placements:
The Company may arrange for the private placement of securities with investors on an agency basis. The Company believes that its performance obligation is satisfied upon the sale of securities to investors and as such this is fulfilled on the closing date of the transaction.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

2. Significant accounting policies (continued)

Reclassification:

Reclassifications are made to prior year financial statements when necessary to conform to the current year presentation.

3. Related party transactions and commitments

The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2025, Focus allocated $19,079 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of operations within other operating expenses.

Effective February 1, 2019 and further amended as of January 1, 2022, the Company maintains an expense sharing agreement with XML Financial, LLC (XML) under which the Company is required to reimburse XML for its allocable share of expenses, including employee compensation and benefits, and occupancy. For the year ended December 31, 2025, XML allocated $2,091,101 to the Company which has been classified within the accompanying statement of operations based on the natural classification of the related expenses.

The Company maintains a management agreement, as amended, with Focus, and BR Financial Associates Management Company, LLC. The management agreement shall be perpetual unless its existence is terminated per conditions set forth in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $771,240 for the year ended December 31, 2025.

At December 31, 2025, due to affiliates includes $244,499 due to XML which is not interest bearing and has no specified repayment terms.

4. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $333,225, which was $308,071 in excess of its required net capital of $25,154. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1 at December 31, 2025.

4. Regulatory requirements (continued)

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

5. Deferred credits from clearing broker-dealer

In 2022, the Company entered into an amended agreement with its clearing broker that among other things provided for new pricing, extended the term of the original agreement to January 2027, and provided a non-refundable relationship extension award of $500,000 to the Company. The relationship extension award is being recognized as other revenue on a straight-line basis over the amended term of the agreement. For the year ended December 31, 2025, a total of $99,996 of the relationship extension award was recognized in other revenue on the accompanying statement of operations.

6. Revenue from contracts with customers

A substantial amount of the revenue recognized in the statement of income is considered to be revenue from contracts with customers. For the year ended December 31, 2025, the disaggregation of revenue is as follows:

Commissions on security transactions:	
Trading activities	$ 1,070,019
Mutual funds and 12b-1 fees	957,019
Insurance	437,996
Private placements	109,893
	$ 2,574,927

7. Commitments and Contingencies
The Company has not identified any commitments or contingencies that require disclosure.

8. Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is primarily comprised of retail sales of: exchange traded securities, over-the-counter securities, corporate debt securities, open end mutual funds, municipal securities, and variable annuities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a

8. Segment Reporting (continued)

single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9. Subsequent Events

Management evaluated subsequent events through February 26, 2026, the date the financial statements were issued. Effective, January 2026, the Company entered into an amended agreement with its clearing broker that among other things provided for new pricing, extended the term of the original agreement to December 31, 2030, and provided a non-refundable relationship extension award to the Company. The relationship extension award is being recognized as other revenue on a straight-line basis over the amended term of the agreement starting in 2026.

Progress | RightSignature

SIGNATURE CERTIFICATE

REFERENCE NUMBER
ED3D8789-DBDA-4C2B-9614-1F51838B6978

TRANSACTION DETAILS

Reference Number
ED3D8789-DBDA-4C2B-9614-1F51838B6978

Transaction Type
Signature Request

Sent At
03/02/2026 10:13:54 AM EST

Executed At
03/02/2026 11:29:17 AM EST

Identity Method
email

Distribution Method
email

Signed Checksum
0f666e4f1ce8caecee45e54af56c318e118bfd2c5794e39e3d5259063dc372d8

Signer Sequencing
Disabled

Document Passcode
Disabled

DOCUMENT DETAILS

Document Name
2025 XML Securities 2025 Annual Audit - Public 02 27 26

Filename
2025_XML_Securities_2025_Annual_Audit_-_Public_02_27_26.pdf

Pages
11 pages

Content Type
application/pdf

File Size
1.47 MB

Original Checksum
23fb568d4bdd3ef9a604c22a1ffcbd49b6e449a094fa1230dae205991cfcf403

SIGNERS

SIGNER

Name
Robert Kantor

Email
rkantor@xmlfg.com

Components
1

E-SIGNATURE

Status
signed

Multi-factor Digital Fingerprint Checksum
4f53cda18c2baa0c0354bb5f9a3ecbe5ed12ab4d8e11ba873c2f11161202b945

IP Address
166.198.157.105

Device
Chrome Mobile via Android

Drawn Signature



Signature Reference ID
EA1C0962

Signature Biometric Count
3

EVENTS

Viewed At
03/02/2026 11:28:35 AM EST

Identity Authenticated At
03/02/2026 11:29:17 AM EST

Signed At
03/02/2026 11:29:17 AM EST

AUDITS

TIMESTAMP	AUDIT
03/02/2026 10:13:54 AM EST	Jennifer Szaro (jszaro@xmlfg.com) created document '2025_XML_Securities_2025_Annual_Audit_-_Public_02_27_26.pdf' on Chrome via Windows from 38.101.37.125.
03/02/2026 10:13:55 AM EST	Robert Kantor (rkantor@xmlfg.com) was emailed a link to sign.
03/02/2026 11:28:36 AM EST	Robert Kantor (rkantor@xmlfg.com) viewed the document on Chrome Mobile via Android from 166.198.157.105.
03/02/2026 11:29:17 AM EST	Robert Kantor (rkantor@xmlfg.com) authenticated via email on Chrome Mobile via Android from 166.198.157.105.
03/02/2026 11:29:17 AM EST	Robert Kantor (rkantor@xmlfg.com) signed the document on Chrome Mobile via Android from 166.198.157.105.